UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September and October 2016, Sanofi issued the press releases hereto as Exhibit 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 1, 2016: Sanofi and Regeneron Announce Positive Dupixent® (dupilumab) Phase 3 Atopic Dermatitis Data Published in The New England Journal of Medicine.

Exhibit 99.2	Press release dated September 30, 2016: Sanofi Appoints Alan Main to Executive Committee and Executive Vice President, Consumer HealthCare.

Exhibit 99.3	Press release dated September 26, 2016: BARDA Grants $43.2 million USD to Sanofi Pasteur for Zika.

Exhibit 99.4	Press release dated September 26, 2016: Sanofi and Regeneron Announce Dupilumab Biologics License Application Accepted for Priority Review by U.S. FDA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 5, 2016		SANOFI

	By	/S/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 1, 2016: Sanofi and Regeneron Announce Positive Dupixent® (dupilumab) Phase 3 Atopic Dermatitis Data Published in The New England Journal of Medicine.

Exhibit 99.2	Press release dated September 30, 2016: Sanofi Appoints Alan Main to Executive Committee and Executive Vice President, Consumer HealthCare.

Exhibit 99.3	Press release dated September 26, 2016: BARDA Grants $43.2 million USD to Sanofi Pasteur for Zika.

Exhibit 99.4	Press release dated September 26, 2016: Sanofi and Regeneron Announce Dupilumab Biologics License Application Accepted for Priority Review by U.S. FDA.

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